Clickstream Corporation

8549 Wilshire Blvd. Suite 2181

Beverly Hills, CA 90211

September 2, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Mathew Derby, Esq.

Re:   Clickstream Corporation

Offering Statement on Form 1-A

File No. 024-11475

Ladies and Gentlemen:

Clickstream Corporation (the “Company”) respectfully requests that the above-referenced Offering Statement on Form 1-A, as amended, be declared qualified by the Securities and Exchange Commission on 5:00 PM, Eastern time, on September 7, 2021, or as soon thereafter as is practicable.

The Company hereby confirms that at least one state is prepared to qualify the offering.

If you have any questions, please contact our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com.

Very truly yours,

Clickstream Corporation

/s/ Frank Magliochetti

By Frank Magliochetti, Chief Executive Officer

cc: David L. Ficksman